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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

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                                   FORM 8-A



               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR (G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                            AmSouth Bancorporation
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            (Exact name of registrant as specified in its charter)


              DELAWARE                                 63-0591257
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  (State of incorporation or organization)    (IRS Employer Identification No.)


                           1400 AMSOUTH-SONAT TOWER
                          BIRMINGHAM, ALABAMA  35203
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                   (Address of principal executive offices)



       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

          Title of each class            Name of each exchange on which
          to be so registered            each class is to be registered
          -------------------            ------------------------------

         Stock Purchase Rights           New York Stock Exchange, Inc.



       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                                     None
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                               (Title of Class)
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ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.


          On December 18, 1997, the Board of Directors of AmSouth
Bancorporation, a Delaware corporation ("AmSouth" or the "Company"):

          (1) Declared a dividend, payable at the close of business on March 13, 1998 (the "Record Time"), of one right (each, a "Right") for each outstanding share of common stock, par value $1.00 per share ("Common Stock"), of the Company held of record at the Record Time; and

          (2) Authorized the issuance of one Right for each share of Common Stock issued after the Record Time and prior to the Separation Time (as defined in the Rights Agreement referred to below) or issued after the Separation Time pursuant to options and convertible securities outstanding at the Separation Time.

Terms of the Rights and the Rights Agreement

          The Rights will be issued pursuant to a Stockholder Protection Rights Agreement, dated as of December 18, 1997 (the "Rights Agreement"), between AmSouth and the Rights Agent. Each Right entitles its registered holder to purchase from the Company, after the Separation Time, one one-thousandth of a share of Series A Preferred Stock, no par value ("Preferred Stock"), of the Company for $200 (the "Exercise Price"), subject to adjustment.

          The Rights will be evidenced by the Common Stock certificates until the close of business on the earlier of (either, the "Separation Time"):

          (1) The tenth business day after the date on which any Person (as defined in the Rights Agreement) commences a tender or exchange offer which, if consummated, would result in such Person's becoming an Acquiring Person, as defined below, or such later date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Separation Time that would otherwise have occurred; and

          (2) The Flip-in Date, where the "Flip-in Date" is the tenth business day after the first date after any public announcement by the Company that any Person has become an Acquiring Person (the date of such public announcement being the "Stock Acquisition Date") or such earlier or later date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Flip-in Date that would otherwise have occurred;

provided that if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time; and provided, further, that if a tender or exchange offer referred to in clause (1) is cancelled, terminated or otherwise withdrawn prior to the Separation Time without the purchase of any shares of stock pursuant thereto, such offer shall be deemed never to have been made.

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          For purposes of the  Rights Agreement, an "Acquiring Person" is any
Person having Beneficial Ownership (as defined in the Rights Agreement) of 15% or more of the outstanding shares of Common Stock, other than

          (1) The Company, any wholly owned subsidiary of the Company or any employee stock ownership or other employee benefit plan of the Company or a wholly owned Subsidiary of the Company,

          (2) Any person who shall become the Beneficial Owner of 15% or more of the outstanding Common Stock solely as a result of an acquisition of Common Stock by the Company, until such time as such Person shall become the Beneficial Owner (other than through a dividend or stock split) of additional shares of Common Stock;

          (3) Any Person who becomes the Beneficial Owner of 15% or more of the outstanding Common Stock without any plan or intent to seek or affect control of the Company, if such Person promptly enters into an irrevocable commitment to divest, and thereafter promptly divests (without exercising or retaining any power, including voting power, with respect to such shares), sufficient shares of Common Stock so that such 15% or greater Beneficial Ownership ceases; or

          (4) Any Person who Beneficially Owns shares of Common Stock consisting solely of one or more of (a) shares acquired pursuant to the grant or exercise of an option granted to such Person (an "Option Holder") by the Company in connection with an agreement to merge with, or acquire, the Company entered into prior to a Flip-in Date, (b) shares (or securities convertible into, exchangeable into or exercisable for shares) owned by such Option Holder or its Affiliates or Associates at the time of such grant, (c) shares (or securities convertible into, exchangeable into or exercisable for shares) amounting to less than 1% of the outstanding Common Stock, acquired by Affiliates and Associates of such Option Holder after the time of such grant, and (d) shares (or securities convertible into, exchangeable into or exercisable for Common Stock) that are held by such Person in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity, that are Beneficially Owned by third persons who are not Affiliates or Associates of such Person or acting together with such Person to hold such shares, or that were acquired by such Person in satisfaction of a debt previously contracted in good faith.

          The Rights Agreement provides that, until the Separation Time, the Rights will be transferred with and only with the Common Stock. Common Stock certificates issued after the Record Time but prior to the Separation Time shall evidence one Right for each share of Common Stock represented thereby and shall contain a legend incorporating by reference the terms of the Rights Agreement (as such may be amended from time to time). Notwithstanding the absence of the aforementioned legend, certificates evidencing shares of Common Stock outstanding at the Record Time shall also evidence one Right for each share of Common Stock evidenced thereby. Promptly following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Common Stock at the Separation Time (other than any person whose Rights have become void pursuant to the Rights Agreement).

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          The Rights will not be exercisable until the Business Day (as defined in the Rights Agreement) following the Separation Time. The Rights will expire on the earliest of (the "Expiration Time"):



          (1)  The Exchange Time (as defined below);

          (2)  The close of business on March 13, 2008;

          (3)  The date on which the Rights are redeemed as described below; and

          (4) Immediately prior to the consolidation, merger or share exchange of the Company (a) into another corporation or (b) with another corporation in which the Company is the surviving corporation but the Common Stock is converted into cash and/or securities of another corporation, in either case pursuant to an agreement entered into prior to a Stock Acquisition Date.

The Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution in the event of a Common Stock dividend on, or a subdivision or a combination into a smaller number of shares of, Common Stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for Common Stock.

          If, prior to the Expiration Time, a Flip-in Date occurs, each Right (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights shall become void) shall constitute the right to purchase from the Company, upon the exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of Common Stock of the Company having an aggregate Market Price (as defined in the Rights Agreement), on the Stock Acquisition Date that gave rise to the Flip-in Date, equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price. In addition, the Board of Directors of AmSouth may, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding shares of Common Stock, elect to exchange all (but not less than all) the then outstanding Rights (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights become void) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Separation Time (the "Exchange Ratio"). Immediately upon such action by the Board of Directors (the "Exchange Time"), the right to exercise the Rights will terminate and each Right (other than Rights that have become void) will thereafter represent only the right to receive a number of shares of Common Stock equal to the Exchange Ratio.

          Whenever the Company shall become obligated, as described in the preceding paragraph, to issue shares of Common Stock upon exercise of or in exchange for Rights, the Company, at its option, may substitute therefor shares of Preferred Stock, at a ratio of one one-thousandth of a share of Preferred Stock for each share of Common Stock so issuable.

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          Before the Expiration Time, the Company may not enter into, consummate or permit to occur a transaction or series or transactions after a Flip-in Date (each, a "Flip-over Transaction or Event") in which, directly or indirectly:

          (1) The Company shall consolidate or merge or participate in a share exchange with any other Person if, at the time of the consolidation, merger or share exchange or at the time the Company enters into an agreement with respect to such consolidation, merger or share exchange, the Acquiring Person controls the Board of Directors of the Company and either (a) any term of, or arrangement concerning, the treatment of shares of capital stock in such merger, consolidation or share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of Common Stock or (b) the Person with whom such transaction or series of transactions occurs is the Acquiring Person or an Affiliate or Associate thereof; or

          (2) The Company shall sell or otherwise transfer (or one or more of its subsidiaries shall sell or otherwise transfer) assets (a) aggregating more than 50% of the assets (measured by either book value or fair market value) or (b) generating more than 50% of the operating income or cash flow, of the Company and its subsidiaries (taken as a whole) to any Person (other than the Company or one or more of its wholly owned subsidiaries) or to two or more such Persons that are affiliated or associated or otherwise acting in concert, if, at the time of such sale or transfer of assets or at the time the Company (or any such subsidiary) enters into an agreement with respect to such sale or transfer, the Acquiring Person controls the Board of Directors of the Company;

in either case until it has entered into a supplemental agreement with the Person engaging in such Flip-over Transaction or Event or the parent corporation thereof (the "Flip-over Entity"), for the benefit of the holders of the Rights, providing that, upon consummation or occurrence of the Flip-over Transaction or Event, (1) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of common stock of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price and (2) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over Transaction or Event and such supplemental agreement, all the obligations and duties of the Company pursuant to the Rights Agreement. For purposes of the foregoing description, the term "Acquiring Person" shall include any Acquiring Person and its Affiliates and Associates counted together as a single Person.

          The Board of Directors of the Company may, at its option, at any time prior to the close of business on the Flip-in Date, elect to redeem all (but not less than all) the then outstanding Rights at a price of $.01 per Right) (the "Redemption Price"), as provided in the Rights Agreement. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights (or, if the resolution of the Board of Directors electing to redeem the Rights states that the redemption will not be effective until the occurrence of a specified future time or event, upon the occurrence of such future time or event), without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash or securities, as determined by the Board of Directors, for each Right so held.

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          The holders of Rights will, solely by reason of their ownership of
Rights, have no rights as stockholders of the Company, including, without limitation, the right to vote or to receive dividends.

          The Rights will not prevent a takeover of the Company. However, the Rights may cause substantial dilution to a person or group that acquires 15% or more of the Common Stock unless the Rights are first redeemed by the Board of Directors of the Company. Nevertheless, the Rights should not interfere with a transaction that is in the best interests of the Company and its stockholders because the Rights can be redeemed on or prior to the close of business on the Flip-in Date, before the consummation of such transaction.

          As of February 17, 1998, there were 200,000,000 shares of Common Stock authorized, of which 80,615,563 shares were issued and outstanding. As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock so that all such shares will have Rights attached.

          The Rights Agreement (which includes as Exhibit A the forms of Rights Certificate and Election to Exercise and as Exhibit B the form of Certificate of Designation and Terms of the Preferred Stock) is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement and such exhibits thereto.


ITEM 2.   EXHIBITS.

          (1)  Rights Agreement.

          (2) Forms of Rights Certificate and Election to Exercise, included as Exhibit A the Rights Agreement.

          (3) Form of Certificate of Designation and Terms of the Preferred Stock, included as Exhibit B to the Rights Agreement.

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                                   SIGNATURE


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                              AMSOUTH BANCORPORATION



                              By  /s/ CARL L. GORDAY
                                  --------------------------------
                                  Name:   Carl L. Gorday
                                  Title:  Assistant Secretary



Date:  March 12, 1998



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